                                              Filed by Pride International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company: Pride International, Inc.
                                                    Commission File No.: 1-13289

                                Subject Company: Marine Drilling Companies, Inc.
                                                    Commission File No.: 1-14389



[Pride International Logo]                                [Marine Drilling Logo]


               PRIDE INTERNATIONAL AND MARINE DRILLING COMPANIES
                          AGREE TO $6.2 BILLION MERGER

  COMBINATION CREATES ONE OF INDUSTRY'S LARGEST OFFSHORE DRILLING CONTRACTORS

HOUSTON and SUGAR LAND, TEXAS (May 24, 2001) - Pride International, Inc.

(NYSE: PDE) and Marine Drilling Companies, Inc. (NYSE: MRL) today announced that they have entered into a definitive agreement to merge in a tax-free, stock-for-stock transaction that will produce the industry's third largest offshore drilling contractor, based on enterprise value. Based upon the closing stock prices on Wednesday, May 23, 2001, of $32.65 for Pride International and $27.72 for Marine Drilling, the total enterprise value of the combined company would be approximately $6.2 billion, consisting of $4.5 billion equity and $1.7 billion net debt.

As a result of the merger, which was approved by both companies' boards of directors, common stockholders of each company will receive one share in a newly formed Delaware company for each share of either Pride International or Marine Drilling that they currently own. Based on the number of common shares currently outstanding, Pride International stockholders would own approximately 56 percent of the common equity of the combined company, and Marine Drilling stockholders would own approximately 44 percent. The transaction is expected to be accounted for using the pooling-of-interests method and to be accretive to earnings per share in the first year after closing.

The combined company will retain the Pride International, Inc. name and will trade on the New York Stock Exchange under the symbol "PDE." Robert L. Barbanell, currently Chairman of Marine Drilling, will serve as Chairman of the combined company, and Paul A. Bragg, currently President and Chief Executive Officer of Pride International, will be President and Chief Executive Officer. James W. Allen, currently Chief Operating Officer of Pride International, will serve as Chief Operating Officer, and Earl W. McNiel, currently Chief Financial Officer of Pride International, will serve as Chief Financial Officer of the combined company. T. Scott O'Keefe, currently Chief Financial Officer of Marine Drilling, will serve as Vice President of Strategic Planning. The combined company will have an eight-member board comprised of four current members from the Pride International board and four current members from the Marine Drilling board.

The combined company will be one of the largest offshore drilling contractors in the world with an offshore fleet of 77 rigs, including 2 drillships, 11 semisubmersible rigs, 35 jackup rigs, and 29 tender-assist, barge and platform rigs. Six of these rigs are newly constructed and capable of operating in water depths of 5,000 feet or more. The combined company will also operate a fleet of 246 land rigs in the international markets. The combined company will have its principal offices in Houston, Texas and employ more than 10,000 people worldwide.

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                                     Page 2

Paul A. Bragg, President and Chief Executive Officer of Pride International said, "The merger with Marine Drilling creates a premier global drilling contractor with strong positions in the deepwater markets, in the jackup markets, particularly in the Gulf of Mexico, as well as in the Latin America land market. This transaction combines Pride's operating leverage with Marine Drilling's financial strength to create an extraordinary company with size, geographic scope and balance sheet flexibility. At the close of the transaction, we expect to have a net-debt to capitalization ratio of 48 percent, or 30 percent assuming conversion of Pride's convertible debentures. Through our leading market positions and outstanding growth prospects, we expect to deliver superior stockholder value, both near and long-term."

Jan Rask, President and Chief Executive Officer of Marine Drilling said, "This merger combines two strong companies with complementary assets. Pride International is the right partner at the right time. Because of a strong demand for jackup rigs, we are gradually approaching replacement cost pricing, and I can think of no other combination which would result in the upside that Pride and Marine Drilling represents, together with a balanced financial position. By bringing together two great organizations, we expect to build on the successes of each company to take advantage of future growth opportunities in our consolidating industry."

The transaction is conditioned upon, among other things, the approval of each company's shareholders and completion of the Hart-Scott-Rodino antitrust review process. The companies expect the transaction to be completed late in 2001.

Salomon Smith Barney Inc. is serving as the financial advisor and Baker Botts L.L.P. is serving as legal counsel to Pride International. Morgan Stanley is serving as the financial advisor and Porter & Hedges, L.L.P. is serving as legal counsel to Marine Drilling.

Pride International, Inc. headquartered in Houston, Texas, is one of the world's largest drilling contractors. The Company provides offshore drilling, land drilling and related services in more than 20 countries, operating a diverse fleet of 305 rigs, including two ultra-deepwater drillships, nine semisubmersible rigs, 19 jackup rigs, 29 tender-assist, barge and platform rigs, as well as 246 land rigs.

Marine Drilling Companies, Inc. is an offshore drilling contractor with a fleet of 17 offshore drilling rigs and one jackup rig currently configured as an accommodation unit located in the U.S. Gulf of Mexico and select international markets. The drilling rig fleet consists of 15 jackups and two deep-water semi-submersibles.



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                                     Page 3

This press release includes statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities or events Pride International Inc. or Marine Drilling Companies, Inc. believe will or may occur in the future or estimates are forward-looking statements. Statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the tax free status of the transaction, expected closing date of the transaction, any other effect or benefit of the transaction, market prospects, levels of future indebtedness, and any other statements that are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Pride International, Inc. and Marine Drilling Companies, Inc. strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, general market conditions prevailing in the marine drilling industry (including dayrates and utilization) and various other trends affecting the marine drilling industry, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Pride International's and Marine Drilling's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Additional information regarding the transaction can be found in both companies' Current Reports on Form 8-K to be filed shortly.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the SEC by Pride International, Inc. and Marine Drilling Companies, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Pride International, Inc. and Marine Drilling Companies, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, Phone: 713 789-1400, Fax: 713 952-6916; or T. Scott O'Keefe, Senior
Vice President and Chief Financial Officer, Marine Drilling Companies, Inc.,
One Sugar Creek Center Blvd., Suite 600, Sugar Land, Texas 77478, Phone:
281 243-3000, Fax: 281 243-3080.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Pride International and Marine Drilling shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, will be available in an SEC filing under Schedule 14A made by each of Pride International and Marine Drilling on May 24, 2001.



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                                     Page 4

FINANCIAL ANALYST CONFERENCE

The senior management of Pride International and Marine Drilling will host a financial analyst meeting today at 10:00 am EDT to discuss the transaction. Investors, the news media, and others may listen to a live teleconference of the meeting by dialing (212) 346-0229. Due to the expected number of participants, please call at least 15 minutes before the conference is to begin. Ask to be connected to the Pride International / Marine Drilling teleconference.

A live internet broadcast of the meeting is also available at www.PrideInternational.com or www.mardril.com by clicking on an available audio link. Real Network's Real Player is required to access the webcast. It can be downloaded from www.real.com.

CONTACTS FOR PRIDE INTERNATIONAL                  CONTACTS FOR MARINE DRILLING
Paul Bragg,                                       Jan Rask,
President and Chief Executive Officer             President and Chief Executive Officer
or                                                or
Earl McNiel,                                      T. Scott O'Keefe,
Vice President and Chief Financial Officer        Sr. Vice President and Chief Financial Officer
713-789-1400                                      281-243-3000

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